December 22, 2000

Shareholders
Integrated Communication Networks, Inc.
26895 Aliso Creek Road, Suite B-411
Aliso Viejo, CA 92656

     Re: Letter of Resignation of President, Chief Executive Officer, and Chairman of the Board of Integrated Communication Networks, Inc.

Dear Sirs:

     I, David J. Chadwick, hereby tender my resignation as President, Chief Executive Officer, and Chairman of the Board of Integrated Communication Networks, Inc. (the "Company") effective as of the date above based upon the Company's breach of the terms of our Employment Agreement.

Sincerely,


/s/ David J. Chadwick
David J. Chadwick